A.C. Simmonds and Sons Inc.

3565 King Road

King City, Ontario, Canada L7B 1M3

February 23, 2015

Via Edgar

U.S. Securities & Exchange Commission

Division of Corporation Finance

Attention: Ms. Jennifer Thompson

100 F Street, N.E.

Washington, D.C. 20549

Re:

A.C. Simmonds and Sons Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 28, 2014

Form 8-K

Filed October 23 2014

File Number 001-35802

Dear Ms. Thompson:

This letter is in response to the letter, dated February 3, 2015 (the “Comment Letter”), from you on behalf of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) to the undersigned, Mr. John G. Simmonds, President and Chief Executive Officer of A.C. Simmonds and Sons Inc. (the “Company,” “we,” “us” and/or “our”) with respect to the above-referenced filings.

The numbered paragraph below corresponds to the same numbered paragraph in the Comment Letter.

1.

Form 8-K Filed October 23, 2014

The Company respectfully advises the Commission staff that as of December 31, 2014, the Company, 072906 Ontario Limited O/A Plasticap, a corporation incorporated under the laws of Ontario, Canada (“Plasticap”), Mr. Tom Lato and Mr. Peter Gossmann, the shareholders of Plasticap, have acknowledged and agreed that the acquisition of all of the issued and outstanding shares of Plasticap from Mr. Lato and Mr. Gossman by the Company (the “Plasticap Acquisition”), pursuant and subject to that certain Share Purchase Agreement, dated October 20, 2014 and entered into by and among the Company, Plasticap, Mr. Lato and Mr. Gossmann (the “Share Purchase Agreement”), has been rescinded and the Share Purchase Agreement is deemed null and void from its inception date. Consequently, the Company will not file the Form 8-K/A containing audited financial statements of Plasticap and pro forma financial information showing the effects of the Plasticap Acquisition, which would otherwise be required by Rules 8-04 and 8-05 of Regulation S-K. Instead, contemporaneously with this response, the Company will file a Current Report on Form 8-K/A disclosing the rescission of the Plasticap Acquisition and of the Share Purchase Agreement.

In connection with our response to the Comment Letter, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities & Exchange Commission	Page 2
February 23, 2015	re: A.C. Simmonds and Sons Inc.

Please direct any questions, comments and advice of the Commission staff to the undersigned via email at jgs@acsimmondsandsons.com with a copy to our counsel, Mr. Travis L. Gering, at travis.gering@wg-law.com.

Respectfully,

/s/ John G. Simmonds

John G. Simmonds

President and Chief Executive Officer

A.C. Simmonds and Sons Inc.

cc:	Wuersch & Gering LLP
Attention: Travis L. Gering, Esq.